McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner sschsuter@mclaughlinstern.com (212) 448-6216	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	New York, New York Millbrook, New York Garden city, New York Westport, Connecticut West Palm Beach, Florida Naples, Florida Clark, New Jersey

October 22, 2024

U.S. Securities and Exchange Commission

100 F Street, NE Mail Stop 5973

Washington, DC 20549-5973

Attn:	Benjamin Holt
Division of Corporation Finance

Re:	Sunrise Real Estate Group, Inc.
Form 10-K for the Fiscal Years Ended December 31, 2023
Response dated August 13, 2024
File No. 000-32585

Dear Mr. Holt:

On behalf of Sunrise Real Estate Group, Inc. (“Sunrise” or the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission directed to Sunrise in your letter of August13, 2024.  For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Item 1. Business, page 2

1.	We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 1 of our comment letter dated December 26, 2023. Please tell us and revise your future filings to restore the discussion of regulations on foreign-invested real estate enterprise, as provided on pages 8-9 of your Form 10-K for the fiscal year ended December 31, 2022. Alternatively, to the extent you believe the discussion of such regulations is not material or addressed elsewhere, please advise.

Response to Comment 1.

The Company has restored the discussion of regulations on foreign-invested real estate enterprise.

2.	We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 2 of our comment letter dated December 26, 2023. Please tell us and revise your future filings to include the discussion of which operating subsidiaries generated the company's operating revenue, as provided on pages 6-7 of your Form 10-K for the fiscal year ended December 31, 2022.

Response to Comment 2.

The breakdown of the 2023 revenue by operating subsidiaries has been disclosed on page 11

3.	We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 4 of our comment letter dated December 26, 2023 and comment 4 of our comment letter dated August 30, 2022. Please tell us and revise the forepart of the business section of future filings, to include a separate section addressing enforcement of civil liabilities. Highlight, as you disclose on page 30, that all of your directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. Also include disclosure addressing the lack of reciprocity or treaties and the costs and time constraints associated with enforcing civil liabilities.

Response to Comment 3.

A separate section addressing enforcement of civil liabilities and the lack of reciprocity or treaties and the additional costs and time constraints associated with enforcing civil liabilities has been added on page 15.

4.	We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 5 of our comment letter dated December 26, 2023. Please tell us and revise your future filings to address the following:
•	For each summary risk factor on pages 5-6, provide a cross-reference to the more detailed discussion of the risk elsewhere in the filing.
•	Clarify the cross-reference in the fourth bullet point on page 6, as the current cross-reference does not appear to exist in the filing.
•	Highlight whether local governments where you conduct business may impose additional local regulations that would adversely affect demand for residences, as provided in your response letter dated June 27, 2024.
•	Highlight whether future laws and regulations that impact the domestic use and management of personal information could affect your operations, as provided in your response letter dated June 27, 2024

Response to Comment 4.

A cross-reference to the appropriate risk factor has been added to each summary risk factor on pages 5-6.

The cross-reference on the third bullet point on page 7 (formerly on page 6) has been clarified with a cross-reference to “Risk Factors - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us or our management named in the annual report.”

A summary of the risk involving local government regulation and a cross-reference to the relevant risk factors has been added on page 6.

A summary of the risk involving future laws and regulations that impact the domestic use and management of personal information and a cross-reference to the relevant risk factor has been added on page 7.

5.	We note the revised disclosures in your Form 10-K for the fiscal year ended December 31, 2023 in response to comment 1 of our comment letter dated May 24, 2024. However, the requested disclosure was in addition to the summary of risk factors and thus we reissue the comment. Please tell us and revise the forepart of the business section of future filings, to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response to Comment 5.

Additional disclosure regarding the legal and operational risks associated with being based in China and having our operations in China has been added to page 2 near the beginning of the disclosure in Item 1 regarding our business.

Item 1A. Risk Factors

6.	Risks Relating to the Peoples Republic of China, page 24

Please tell us and revise future filings to include the risk factor, "Future Laws and Regulations regarding cybersecurity, data security and personal information protection could affect our operations," as provided in your response letter dated June 27, 2024.

Response to Item 6.

The risk factor entitled ”Future Laws and Regulations regarding cybersecurity, data security and personal information protection could affect our operations.’ Has been added to Item 1A Risk Factors on page 33.

Thank you very much for your consideration.

Sincerely,

/s/ Steven W. Schuster

Steven W. Schuster

SWS/hm